Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

JCorriero@stradley.com

215.564.8528

August 16, 2017

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I (the “Trust”)
File Nos. 333-187668 and 811-22819

Dear Ms. Dubey:

I am writing in response to comments you provided to me during a telephone conversation on June 27, 2017, to Post-Effective Amendment No. 112, Amendment No. 113, to the Trust’s Registration Statement, which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on May 22, 2017, to register shares of the Virtus WMC Global Factor Opportunities ETF series of the Trust (the “Fund”). We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Fund’s effectiveness. I have reproduced your comments with respect to the Fund below, followed by our responses.

Prospectus

1.	Please revise footnote 1 to the Fund’s fee table to clarify that the unified fee includes the management fee but excludes the other listed expenses.

RESPONSE: Footnote 1 to the Fund’s fee table provides that “the Fund’s adviser pays all of the ordinary operating expenses of the Fund, except for the Fund’s management fee; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary or other non-routine expenses of the Fund; each of which is paid by the Fund.” All of the excepted expenses are expenses that the Fund is responsible for paying. Because the management fee is an ordinary operating expense that the Fund is obligated to pay, it is appropriately described as an exclusion to the adviser’s payment obligations under the unified fee.

2.	Move the disclosure currently included under footnote 2 to the Fund’s fee table, regarding the authorization to pay a Rule 12b-1 fee, to a more appropriate location because this disclosure is neither permitted nor required by Item 3 of Form N-1A.

RESPONSE: The disclosure currently included under footnote 2 to the Fund’s fee table will be removed, as the information is already disclosed under the section entitled “Investing in the Fund – Distribution and Service Plan” in the Fund’s prospectus. In addition, the line item entitled “Distribution and/or Service (12b-1) Fees” will be removed from the Fund’s fee table pursuant to Instruction 1(a) to Item 3 of Form N-1A, which provides that “[a] Fund may omit other captions if the Fund does not charge the fees or expenses covered by the captions.”

3.	Please confirm supplementally that all of the fees that are excepted out of the unified fee described in footnote 1 to the fee table are estimated to be 0.00%, as reflected in the “Other Expenses” line item.

RESPONSE: Several of the fees excepted from the unified fee constitute extraordinary expenses, such as litigation expenses. Per Instruction 3(c)(ii) of Item 3 of Form N-1A, “Other Expenses” do not include extraordinary expenses as determined under generally accepted accounting principles. Other excluded items, such as the advisory fee or 12b-1 fees (if any) are also not considered to be “Other Expenses” (and in fact have their own line items in the fee and expense table under Item 3). To the extent that the other items excluded from the unified fee constitute ordinary operating expenses of the Fund that would otherwise be included under “Other Expenses” per Instruction 3(c) of Item 3, the Trust confirms that such “Other Expenses” of the Fund are estimated for the current fiscal year to be 0.00%, as determined in accordance with Instruction 6(a) of Item 3 relating to “New Funds.”

4.	The “Principal Investment Strategy” section of the Fund’s prospectus provides that the Fund “seeks to outperform the global equity market over a full market cycle within a framework that attempts to manage portfolio risk.” Confirm that this is not actually the Fund’s objective and, if not, consider revising the statement to be phrased more as a strategy.

RESPONSE: The Trust confirms that the foregoing statement is not the Fund’s objective. For clarity, the relevant disclosure will be revised as follows:

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its objective by attempting to outperform the global equity market over a full market cycle within a framework that attempts to manage portfolio risk.

5.	The “Principal Investment Strategy” section of the Fund’s prospectus states that Wellington Management Company LLP, the Fund’s sub-adviser (the “Sub-Adviser”), employs a “multi-factor approach” in managing the Fund’s assets. Please disclose those specific factors.

RESPONSE: Please see response to comment 6 below, which provides revised disclosure noting the broader categories of factors that are considered by the Sub-Adviser when selecting securities for the Fund’s portfolio.

6.	We found the relationship between the multi-factor approach, the three tactical strategies, and the tail risk diversification a bit confusing; please revise the disclosure in a more plain English approach to clarify how those work together.

RESPONSE: The relevant disclosure will be replaced with the following:

Wellington Management Company LLP, the Fund’s sub-adviser (the “Sub-Adviser”), employs a proprietary, multi-factor approach to managing the Fund’s assets that is based on quantitative and qualitative research and analysis.  In selecting securities, the Sub-Adviser seeks to identify investment opportunities by region and, within each region, allocate the Fund’s assets to equity securities that the Sub-Adviser believes share complementary factors.  Factors are characteristics that are important in explaining the returns and risks of a group of securities.  Among the kinds of factors that the Sub-Adviser uses to select equity securities for the Fund are:  (1) mean reversion (e.g., stocks that are inexpensive relative to their historical prices); (2) trend following (e.g., strong momentum and higher growth potential); (3) risk aversion (e.g., financially healthy, stable, and lower volatility companies); and (4) risk seeking (e.g., stocks that may be higher volatility).  The Sub-Adviser considers tail risk diversification (i.e., seeking to manage the risk of a significant negative movement in the value of the Fund’s investments) when allocating among regions and the various factors.

7.	Please describe how the Fund will invest its assets in investments that are tied economically throughout the world. Also, disclose how the Fund determines whether someone is a non-U.S. issuer.

RESPONSE: The following disclosure will be added to the Fund’s prospectus:

The Fund considers an issuer to be outside of the U.S. if: (i) it is organized under the laws of, or maintains a principal place of business in, a country outside the U.S.; (ii) the principal trading market for its securities is in a country outside the U.S.; or (iii) during its most recent fiscal year, it derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in a country outside the U.S., or has at least 50% of its assets in a country outside the U.S.

8.	If the Fund will be focused in a particular region/sector at launch, please disclose those particular regions/sectors along with the corresponding risk factors.

RESPONSE: Outside of its U.S. investments, the Trust currently expects the Fund’s investments to be focused in Europe; therefore, to the extent the Fund’s investments are focused in Europe as of the effective date of the Fund’s Registration Statement, the Fund will disclose its focus in investments in Europe along with the accompanying risks.

9.	Please clarify the heading entitled “Regional” risk to make clear what this risk is referring to.

RESPONSE: The heading of the risk will be changed to “Country/Geographic Region Risk.”

10.	If investments in ETFs are a principal strategy, please move to the Summary Prospectus.

RESPONSE: Investments in ETFs are not currently intended to be a principal strategy of the Fund.

11.	Because the Fund may invest in ETFs and other registered investment companies, consider whether an Acquired Fund Fees and Expenses (“AFFE”) line item is required in the Fund’s fee table.

RESPONSE: The Trust does not anticipate that AFFE will be greater than 0.01%; therefore, an AFFE line item will not be included in the Fund’s fee table.

STATEMENT OF ADDITIONAL INFORMATION

12.	The Fund’s SAI provides that “non-public portfolio holdings information and other information regarding the investment activities of the Fund may also be disclosed to rating and ranking organizations for use in connection with their rating or ranking of the Fund.” Please identify those organizations pursuant to Item 16(f)(2).

RESPONSE: There are no entities receiving this information with respect to the Fund at this time.

13.	For creation unit orders placed outside of the clearing process, please confirm the order cut-off time.

RESPONSE: All orders for creation units must be received by 3:00 p.m., Eastern time. The Fund’s SAI will be revised as necessary. In addition, while Authorized Participants (“APs”) have the option of submitting their orders for Creation Units for international funds, such as the Fund, outside the clearing process on the day before the trade date (i.e., T-1), it is not required.

14.	Please confirm that: (i) APs are receiving basket and portfolio holdings information sufficiently in advance of the cutoff time for the AP to be able to consider the information when placing an order; (ii) APs are receiving basket and portfolio holdings information at the same time the information is being made publicly available (either through a website or otherwise); and (iii) the Fund does not permit purchase and redemption orders to be submitted before the basket and portfolio holdings information is made publicly available.

RESPONSE: (i) The Trust confirms that APs are receiving basket and portfolio holdings information sufficiently in advance of the cutoff time for the AP to be able to consider the information when placing an order; (ii) APs receive basket and portfolio holdings information at the same time the information is made publicly available; and (iii) while APs are permitted to submit purchase and redemption orders before the basket is publicly available (“T-1 orders”), they are not required to. T-1 orders are only permitted between 4:00 p.m. and 5:30 p.m., Eastern time. In addition, the AP will be permitted to make adjustments to its T-1 order after the relevant basket and portfolio holdings information is made publicly available.

15.	The Fund’s SAI provides that “Creation Units may be created in advance of receipt by the Trust of all or a portion of the applicable Deposit Securities as described below…. The order will be deemed to be received on the Business Day on which the order is placed, provided that the order is placed in proper form prior to 3:00 p.m., Eastern time, on such date and federal funds in the appropriate amount are deposited with the Trust by 11:00 a.m., Eastern time, the following Business Day.” Similarly, the Fund’s SAI provides that “[a]n order to redeem Creation Units using the Clearing Process is deemed received on the Transmittal Date if (i) such order is received by the Trust not later than 3:00 p.m., Eastern time, on such Transmittal Date...,” and “[a]n order to redeem Creation Units outside the Clearing Process is deemed received by the Trust on the Transmittal Date if (i) such order is received by the Trust not later than 3:00 p.m., Eastern time, if transmitted by mail, or by 2:00 p.m. Eastern time, if transmitted by other means, on such Transmittal Date….” In each instance, please justify the need for an order cutoff time that is earlier than the close of trading, and confirm APs are getting the basket and portfolio holdings information enough in advance of the cutoff time so that they can make an informed decision.

RESPONSE: As noted in response to comment 13 above, all purchase and redemption orders must be received by 3:00 p.m., Eastern time. The Trust requires a 3:00 p.m. cutoff time in order to provide the Fund’s portfolio managers enough time to adjust the Fund’s portfolio in response to primary market activity. The relevant disclosure will be revised as necessary.

16.	The Fund’s SAI provides that “[i]f, however, a redemption order is submitted to the Trust by a DTC Participant not later than the Closing Time on the Transmittal Date but either (1) the requisite number of Shares of the Fund are not delivered by the DTC Cut-Off-Time as described above on the next Business Day following the Transmittal Date or (2) the redemption order is not submitted in proper form, then the redemption order will not be deemed received as of the Transmittal Date.” This language appears to be inconsistent with the Fund’s exemptive application, which permits the delivery of cash collateral where a redemption request is submitted in proper form but the Authorized Participant is unable to transfer all or part of the Creation Unit to be redeemed. Please revise the SAI disclosure as appropriate.

RESPONSE: The relevant disclosure will be revised as follows:

The calculation of the value of the Deposit Securities and the Cash Redemption Amount to be delivered upon redemption will be made by the Trust according to the procedures set forth under “Determination of Net Asset Value” computed on the Business Day on which a redemption order is deemed received by the Trust. Therefore, if a redemption order in proper form is submitted to the Trust by a DTC Participant not later than the Closing Time on the Transmittal Date, and the requisite number of Shares of the Fund are delivered to the Custodian prior to the DTC Cut-Off-Time, then the value of the Deposit Securities and the Cash Redemption Amount to be delivered will be determined by the Trust on such Transmittal Date. In the event that the requisite number of Shares of the Fund are not delivered to the Custodian prior to the DTC Cut-Off-Time, the Trust may deliver the Deposit Securities notwithstanding such deficiency in reliance on the undertaking of the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery, prior to the DTC Cut-Off-Time, and subsequent maintenance of collateral consisting of cash having a value at least equal to 115% of the value of the missing Shares (the “Cash Collateral”). If, however, a redemption order is submitted to the Trust by a DTC Participant not later than the Closing Time on the Transmittal Date but either (1) the requisite number of Shares of the Fund (including any Cash Collateral) are not delivered by the DTC Cut-Off-Time as described above ~~on the next Business Day following the Transmittal Date~~ or (2) the redemption order is not submitted in proper form, then the redemption order will not be deemed received as of the Transmittal Date. In such case, the value of the Deposit Securities and the Cash Redemption Amount to be delivered will be computed on the Business Day that such order is deemed received by the Trust, i.e., the Business Day on which the Shares of the Fund (including any Cash Collateral) are delivered through DTC to the Trust by the DTC Cut-Off-Time on such Business Day pursuant to a properly submitted redemption order.

* * *

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero